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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

February 16, 2021

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	VG Acquisition Corp.
Draft Registration Statement on Form S-4
Submitted February 16, 2021
CIK No. 0001804591

Ladies and Gentlemen:

On the date hereof, VG Acquisition Corp. (the “Company”) has submitted on a confidential basis a Draft Registration Statement on Form S-4 (the “Draft Registration Statement”) with the Securities and Exchange Commission. The Company is submitting the Draft Registration Statement prior to the end of the twelfth month following October 1, 2020, the effective date of the Company’s registration statement on Form S-1 (File No. 333-248844), filed in connection with the Company’s initial public offering under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we confirm that the Company will file the registration statement no later than 48 hours prior to the requested effective date and time, in compliance with Rules 460 and 461 under the Securities Act.

Please do not hesitate to contact me by telephone at (212) 450-4397 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ William H. Aaronson

William H. Aaronson

Partner

Davis Polk & Wardwell LLP

cc:	Evan Lovell (VG Acquisition Corp.)